FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Primero Mining Corp. (“Primero”)
79 Wellington Street West
TD Tower South
Suite 2100, P.O.Box 139
Toronto, Ontario, M5K 1H1

Item 2	Date of Material Change

February 3, 2016

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through the facilities of Marketwired on February 3, 2016 and filed on the

System for Electronic Document Analysis and Retrieval (SEDAR) and Electronic Data Gathering, Analysis and Retrieval (EDGAR).

Item 4	Summary of Material Change

On February 3, 2016, Primero Mining Corp. (“Primero”) announced that its Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. (“PEM”), had received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement (“APA”) issued by SAT in 2012.

5.1	Full Description of Material Change

On February 3, 2016, Primero announced that its Mexican subsidiary, PEM, had received a legal claim from SAT seeking to nullify the APA issued by SAT in 2012.

The APA confirmed PEM’s basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented SAT’s agreement to accept that basis for those years. The legal claim initiated does not identify any different basis for paying taxes. Primero and PEM believe this legal claim is without merit and it intends to vigorously defend the validity of its APA. Primero and PEM’s operations will continue as usual.

Primero and its legal counsel are in the process of completing a detailed review of the legal claim. Primero’s Mexican legal and financial advisors have informed Primero that SAT’s judicial challenge to the validity of an APA is without precedent. Primero’s advisors maintain that seeking to nullify an APA undermines the function of an APA, which is to assure a taxpayer of certainty. The Mexican Supreme Court of Justice recently concluded that where a tax ruling is challenged by the tax authorities through a legal claim, there can be no retroactive consequences or payments levied against a taxpayer that obtained the ruling in good faith within applicable legal principles.

Primero and its Mexican legal and financial advisors continue to believe that PEM has filed its tax returns and paid all applicable taxes in compliance with Mexican tax laws.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ms. Tamara Brown
Primero Mining Corp.
Vice President, Corporate Development & Investor Relations
(416) 814-3168

Item 9	Date of Report

February 5, 2016.